

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via U.S. Mail
Mr. Danny Aaron
President
Oro Capital Corporation, Inc.
23 Dassan Island Drive
Plettenberg Bay, 6600
South Africa

> **Re:** **Oro Capital Corporation, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 19, 2013**
> **File No. 333-185103**

Dear Mr. Aaron:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please limit your cover page to a single page, as required by Item 501 of Regulation S-K. In this respect disclosure not required on the cover page should be relocated to the Summary. In addition, please ensure that the cover page and other disclosures are consistent throughout. For example it is unclear whether you are conducting a primary offering or a resale offering, based on your existing disclosure. We direct your attention to the reference to selling shareholders at the bottom of page 3.

2. We partially reissue comment seven from our letter dated December 18, 2012. Please revise the prospectus cover page to disclose that the total gross proceeds assumes you

will sell all of the shares in the offering and that you may realize only nominal proceeds in the offering.

Summary, page 4

3.   We reissue prior comment ten from our letter dated December 18, 2012. Please revise your Summary to briefly disclose the amount of funds necessary to commence your exploration activities and discuss your plans in the event that the proceeds raised are insufficient to start exploring. In addition, please disclose your intention to repay related party loans with the proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

4.   We note your revised disclosures in response to prior comment 15. Your response did not address our comment, thus the comment will be reissued. Considering your minimal cash and liquidity as of January 31, 2013, please revise to disclose your cash requirements for the next twelve months and how you plan to fund your operations for next twelve months as required by Item 303(a) of Regulation S-K, including any ramifications if such plans are not realized.

5.   Please provide the basis for your statement that you "have sufficient available cash in order to maintain operations during the next twelve months without the need for additional funds." Your financial statements reflect no assets as of January 31, 2013 and $19,000 in liabilities.

6.   Please revise to address your capital requirements and exploration program in necessary detail, including the scope of your planned activities, and an estimated timeframe and cost. Discuss in greater detail the extent to which these planned activities are dependent upon raising funding from this offering or other sources of funding, and discuss the impact upon the planned activities if you only raise nominal funding. In this regard we do not understand why you are unable to be more specific without being "too specific" as referenced on page 15.

7.   Please revise your discussion under Results of Operations so that it addresses each material line item, such as net income/loss for each period.

8.   We reissue prior comments 14 and 15 from our letter dated December 18, 2012. Please review the requirements of Item 303 of Regulation S-K and revise as appropriate. For example your revised disclosure should address your existing capital requirements and funding shortfall as well as discuss changes in your cash flows in necessary detail.

9.   We note your response to comment 40 in which you have removed all references and reports prohibited by Industry Guide 7, but we note on page 15 of your amended filing

that you are considered to be in the development stage, as defined in Statement of Financial Accounting Standards No. 7 and that you have been in the development stage since your inception. We re-issue comment 40. Please remove all references to the development stage from your filing.

Use of Proceeds, page 19

10. We note the offering expenses of $13,002. Please explain how these expenses have been broken down in the individual components of the use of proceeds tables. The numbers do not appear to reconcile.

11. Please revise the net proceeds at the 75%, 50%, and 25% levels, as the numbers in the table are incorrect. Also, if the offering expenses are greater than the net proceeds at the 25% level, please explain how you have allocated any of the proceeds to uses other than the offering expenses.

12. Please revise your tabular and narrative disclosure to prominently state your intention to repay amounts due to your executive officer with the proceeds of the offering. Revise to disclose the total amounts due and the material terms of the loans. See Instruction 4 to Item 504 of Regulation S-K. Also, address the relative priority to be given to such repayment compared to other uses of proceeds. See prior comments 16 and 18 from our letter dated December 18, 2012.

13. In each scenario presented your use of proceeds exceeds your estimated net proceeds to a considerable extent. Please revise as appropriate.

14. In footnote six you refer to amounts "agreed on and deemed to be reasonable by respective parties …" Please name the natural persons constituting the 'respective parties.'

15. The disclosure responsive to prior comment 29 from our letter dated December 18, 2012 indicates you are required to make advanced royalty payments to Mr. Bain at a rate of $25,000/year commencing 36 months from September 1, 2011. Please revise here, in the risk factors, and in MD&A to address this payment obligation, your ability to meet the obligation, and the material consequences of your failure to meet the obligation.

16. We reissue prior comment 31 from our letter dated December 18, 2012. Please revise your Use of Proceeds to reflect the $3,072 annual assessment payable to the Saskatchewan government.

Certain Transactions with Officers and Directors, page 22

17. Please reconcile the amount of rent and consulting services disclosed in this section with the amount reflected in the financial statements.

Dilution, page 23

18.   We note your revised disclosures in response to prior comment 21. However, based on the offering expenses of $13,002 and net proceeds from the offering as disclosed under use of proceeds disclosed on page 18, it appears to us your net tangible book value after the offering and dilution under all of the scenarios would be $0.00 per share and $.04 per share, respectively. Please advise or revise.

Description of Business, page 26

19.   We were unable to locate your response to prior comment 24 from our letter dated December 18, 2012 and reissue. Please revise to address Item 101(h)(4)(xii) of Regulation S-K. Also, please revise to clarify any material challenges and related practices in light of the apparent South African base for Canadian operations.

20.   We were unable to locate your response to prior comment 32 from our letter dated December 18, 2012 and reissue. Please disclose the timeframe of each phase of your exploration program and discuss when exploration will begin.

Directors and Officers, page 37

21.   Please provide the business experience for Mr. Aaron for the past five years, as required by Item 401(e)(1) of Regulation S-K. In addition, please disclose the beginning and ending dates of employment for each position listed.

22.   Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Aaron should serve as a director for the company in light of the company's business and structure. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 38

23.   In response to prior comment 35 from our letter dated December 18, 2012 you have added disclosure indicting you recognized expenses for consulting services provided by your President. Please revise your Summary Compensation Table to reflect this compensation or advise.

Financial Statements

Report of Independent Registered Public Accounting Firm, Page F-10

24.   We note your response to prior comment 39. However, we note that no changes have been made to the audit report included herein. As such, the comment will be reissued. Please note that for exploration stage entities, auditor association with the cumulative data since inception is required in annual reports. Please advise your

auditor to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (December 29, 2010) through July 31, 2012 in addition to the annual periods already included. Please amend to include such opinion in your registration statement.

Exhibits

Exhibit 5.1

25.   We note the revised language that Mr. Barkley is licensed "only in North Carolina" and has "assumed reasonable similarity between the laws of North Carolina and laws of other states." Please remove this language and provide an opinion on the share issuance under Nevada law, as requested in prior comment 45. Also, please revise Mr. Barkley's consent, filed as exhibit 23.3 to address the filing of the legality opinion as an exhibit to the S-1 in addition to consenting to the reference to his name in the registration statement.

26.   We reissue comment 45 from our letter dated December 18, 2012. Please disclose the state law governing your opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. If you have questions concerning engineering-related matters, please contact Ken Schuler at (202) 551-3718. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director